Q2 FY20 | January 23, 2020

From the CEOs Fellow shareholders, Q2’20 was a strong quarter. We generated $409 million in revenue, up 37% year-over-year, and achieved record profitability. More importantly, we made progress against our long-term vision to unleash the potential of every team. Focusing on the long-term is a recurring theme at Atlassian. We constantly revisit our long-term opportunities. These include how we help teams collaborate using our products, how we win in large markets, and how we scale a durable business. This quarter’s highlights tie to those themes: • We surpassed $1 billion in lifetime revenue on the Atlassian Marketplace. Over 60% of Jira Software and Confluence customers use at least one Marketplace app. • The launch of Forge, our new cloud app development platform, allows our ecosystem developers to more easily build cloud apps faster and more securely leveraging Atlassian’s hosted infrastructure. • We launched new template features in Trello and Jira Service Desk aimed at helping teams across use cases and business functions get started even faster on Atlassian products. Having a long-term focus also means continuously improving our execution over time. Scaling our predictable business model is one of our long-term goals. Relative to that goal, we found two areas for improvement in the second quarter: • We saw stronger than anticipated new and renewal activity from customers ahead of recent price changes. This level of demand was higher than we expected. • We underspent relative to our forecast, specific to the pace of R&D hiring. These two factors led to a higher than anticipated operating margin. While a strong result on paper, we’d prefer to have invested more towards our long-term goals. We aim to improve on both fronts. Please read the financial section for additional detail. We posted strong quarterly results in Q2. But we’re most proud of our long-term progress towards creating awesome products customers love through a cloud-first platform. Winning through collaboration in the massive software market Our long-term focus is to unleash collaboration potential for any team in as many markets as possible. Few markets are as large and fast growing as the market for software. Q2 FY20 2

Our model positions us to impact 800 million global knowledge workers in the massive, growing software collaboration market. Customers use Atlassian software to drive their most important workflows, and our frictionless go-to-market model makes it easy for any size team to adopt our products. Each new landed customer propels a myriad of expand opportunities, multiplying the number of teams that can collaborate through Atlassian. Unleashing collaboration for technical teams The phrase ‘software is eating the world’ has never been more true. Software increasingly drives how companies run their businesses and empower their teams. Development, DevOps, and IT teams continue to see expanding scope and business impact. Software developers alone represent a 23 million user TAM. That market grows to 100 million users when we include all technical professionals. A wide diversity of customers and industries power their organizations through Atlasssian. Examples range from Adobe, Square, and Visa to Red Bull, Nordstrom, and NASA. Development and IT teams at these companies and many others anchor critical workflows with our products. Jira Software and Confluence are the key building blocks for collaboration. Increasingly, technical teams collaborate to drive service and incident lifecycle management. Jira Service Desk, our fastest growing product at scale, helps technical teams address these problems. When customers include Statuspage and Bitbucket, they drive massive productivity for software development, DevOps, and IT workflows. In Q2, we also saw continued momentum from more nascent products addressing a broader set of use cases and team sizes. Atlassian Access showed impressive growth, more than doubling year-over-year. IT teams use Access to help anyone within an organization adopt Atlassian products. Customers that have adopted Access include Lululemon, The Washington Post, and Redfin. Specific to Opsgenie, we’ve added well north of 1,000 customers in our first full year, and continued to integrate Opsgenie more deeply into our overall platform. Lastly, Jira Align is attracting large, blue chip companies. Unleashing collaboration for any team Our vision started with software development and quickly spread to IT teams. Today, it encompasses a much larger opportunity. Unleashing collaboration potential for any team positions us to impact all 800 million global knowledge workers. We continue to march towards our long-term goal to engage 100 million active users. To that end, we wanted to share two highlights related to our scale this quarter. • Confluence reached 60,000 customers! Over the past year, we’ve added over 10x more Confluence cloud than on-premises customers. This reinforces how important the cloud is to reach a growing number of teams. • Trello crossed over 50 million registered users, up from 19 million at the time of acquisition three years ago. Trello is now used by teams across 80% of the Fortune 500.  Q2 FY20 3

Making our solutions easy to use helps us continue to lead the large collaboration market. Templates are one example of our continuous approach to innovation. Templates are powerful workflow tools making it easy for any team from finance and legal to HR and marketing to quickly get started using Atlassian products. This quarter we announced template releases for Trello and Jira Service Desk. Trello Board, Card and Community Templates - Teams can now get started on Trello with over 100 pre-loaded board templates. They can also now share and create both board and card templates with other teams. Companies like Salesforce, SurveyMonkey, and The Telegraph have created templates for use cases including sales forecasts, editorial calendars, and project management. Q2 FY20 4

Jira Service Desk Templates - We introduced new templates built for HR, legal, and facilities teams. It's now easier for these teams to get started on Jira Service Desk. General business teams can now manage tasks including employee onboarding, maintenance requests, and contract negotiations. Q2 FY20 5

Forging ahead with a cloud-first marketplace Winning long-term means working where our customers work. We continue to believe that the cloud is the best deployment model for customers. It’s faster for customers to onboard and accelerates the value we deliver. Growing the number of Marketplace apps in the cloud drives further cloud adoption. Our Marketplace has reached massive scale, recently surpassing $1 billion in lifetime sales. We are now one of the largest enterprise software marketplaces alongside AWS and Salesforce. There are over 4,000 apps available on the Marketplace. In addition, developers have built 28,000 apps for their in-house teams. Across Jira Software and Confluence, over 60% of customer instances use at least one Marketplace app. In December, we announced Forge, our new cloud app development platform. Forge makes it easier and faster for tens of thousands of developers who already develop cloud apps by providing compute, storage, security, and ready-made UI components. Forge reinforces our long-term investment to drive customer value through a large developer ecosystem that builds apps for both their own teams and the wider Atlassian customer base. We believe Forge will increase the number of third-party cloud apps available on the Marketplace, creating more value for cloud customers. Atlassian Summit From March 31st through April 2nd, we'll host the 11th annual Atlassian Summit at Mandalay Bay South Convention Center in Las Vegas. Summit is an incredible opportunity to hear experts share how they use Atlassian tools, learn about the latest product updates, and be inspired by how teams collaborate to make the world a better place. New York Times best-selling author, Malcolm Gladwell, is one of this year’s Summit keynote speakers. He joins notable customer speakers from companies including Airbnb, Fidelity, Splunk, Anthem, VMware, T-Mobile, Netflix, and many more. More information on Summit can be found at https://www.atlassian.com/company/events/summit. We hope you’ll join us in Las Vegas! Q2 FY20 6

A fond farewell We have some bittersweet news to share this quarter. The upcoming Summit will be our President Jay Simons’ best - and last. Jay will leave Atlassian in July for new life adventures. Summit is one of many, many areas Jay has been instrumental in creating at Atlassian over his decade-long tenure. Part of Jay’s legacy is building and evolving our incredible customer-centric business model. Equally important is the strong and experienced team he has built to continue that legacy. We have never been more excited about the leadership in place that will continue to drive customer impact. Jay Simons We the founders and our entire Atlassian family will be forever thankful President to Jay for his leadership over the years. Beyond the strategic accomplishments and milestones, he has been a foundational steward of our organization and culture. As one of his many cultural contributions, we create two bobbleheads for Atlassians when they hit their ten-year anniversary - one for them to keep, and one for us. So even though we’ll miss Jay, his incredible spirit, his contributions - and his bobblehead - will remain a part of our company and culture for many years to come.   Thank you for your continued support of our journey to unleash the potential of every team. MIKE & SCOTT Mike Cannon-Brookes  Scott Farquhar Co-founder and co-CEO Co-founder and co-CEO Q2 FY20 7

Jay Simons, President

Customer highlights

Our customers represent incredible diversity from start-ups to enterprises spanning a wide array of industries and geographies. We finished Q2'20 with a total customer count of 164,790, with the addition of 5,003 net-new customers during the quarter, over 90% of which chose one or more of our cloud products.

In October, we started rolling out free cloud editions of Jira Software, Confluence, and Jira Service Desk. Free editions are a critical part of our long-term strategy to make our products accessible for any team. While early, we're pleased with the initial lift in free user demand.

Customers

Period ended


119,158
125,796
131,684
138,235*
144,038
152,727**
159,787
164,790
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20

*Includes an increase of 1,396 customers as a result of our acquisition of Opsgenie during Q2'19.

**Includes an increase of approximately 2,500 Trello customers as a result of the open board limits we introduced for Trello.

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid product license or subscription for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active product licenses or subscriptions, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.

Some of the new customers we added during the quarter include Lifescan, the leading mobile diabetes monitoring provider; the New Zealand Ministry of Health; Hanhong Group, a Chinese printing technology company; and TB Forte, a Brazilian financial security and cash transportation company. Customers use our products in a variety of ways, across all types of teams.

ATLASSIAN Q2 FY20 8

With the launch of Forge, we’ve profiled Lizard Brain, an Atlassian Marketplace developer. We’ve also shared two stories focused on the cloud. EQ Bank accelerated business outcomes by using Atlassian products in development, DevOps, and IT teams. InVision launched a broad portfolio of Atlassian products across business functions. Marketplace profile LIZARD BRAIN Self-taught developer turned app entrepreneur Vitalii Zurian is the CEO of Lizard Brain. Lizard Brain has 9 apps listed on the Atlassian Marketplace. Those apps have created value for hundreds of thousands of users, and generated over $1.6 million in lifetime revenue. Vitalii first used Jira Software Cloud as a German tech company employee, where he identified a product gap in Jira. As a side project, Vitalii Zurian Vitalii built a Marketplace app to improve Agile estimation. Vitalii grew Lizard Brain by engaging the Atlassian ecosystem. He used Atlassian Community forums to identify customer pain points. Those insights drove him to create cloud versions of server apps. Vitalii started attending hackathons and Atlassian App Weeks. He brainstormed, generated ideas, and presented demos of his projects to other developers. His Marketplace investment yielded compounding returns. Within two years, his income from app sales surpassed his office job salary. He committed full-time to app development and customer support. He incorporated his company, Lizard Brain UG, became the CEO, and is now hiring a team. Today, Lizard Brain serves high-profile customers like Sysco, Tyson Foods, Nvidia, and The Washington Post. With Atlassian providing the tools, Vitalii focuses on what he enjoys most: supporting his users, solving problems, and developing apps. Q2 FY20 9

Customer stories EQ BANK EQ Bank is an emerging Candian bank based in Toronto with over 400 Atlassian cloud users. In 2016, EQ’s new technology VP wanted to improve the user experience and better protect customer data. Unfortunately, the tech team moved too slow. It ran a traditional development process shaped by a highly regulated industry. Through Atlassian’s cloud products, EQ achieved development transformation and has doubled its monthly production releases and produces 500 percent more builds per day. EQ kickstarted its Agile process and DevOps capability by turning to Blended Perspectives, an Atlassian platinum partner. Today, the bank uses Confluence to drive collaboration across its organization and projects. Jira Software ensures projects are tracked and traced back to Confluence. Jira Service Desk converts incident reports into issues in Jira Software, automating work and increasing accuracy for IT. And EQ plans to use Opsgenie to build out monitoring and alerting across projects. INVISION InVision operates a completely remote workforce with over 700 employees across 40 states and 20 countries. As it scaled, InVision had several challenges to overcome. It wanted to maintain a strong culture, clear communications, and build relationships across its teams. InVision turned to Atlassian’s full suite of cloud products to drive collaboration. InVision leveraged Jira Software and Jira Service Desk. This helped IT centralize the growing set of software tools employees were using. Atlassian cloud products helped IT integrate projects into Jira. This drove stronger project management and leadership reporting. Ultimately, IT drove down ticket volume by 50%, positioning the IT team to become a stronger strategic resource for all InVisioners. Confluence and Trello also helped InVisioners collaborate across the entire organization. The HR team turned to Trello to manage onboarding across the company. Leaders were able to share InVision design prototypes for projects in Confluence. “Our partnership with Atlassian positively impacts InVision’s customers,” said Marie Kretlow, Senior UX Designer at InVision. “The closer we become as a team, the better we serve our customers as they create better digital products and experiences.” Q2 FY20 10

James Beer, Chief Financial Officer

Financial highlights

Second quarter fiscal 2020 financial summary

(in thousands, except per share data)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2019	2018	2019	2018
IFRS Results				
Revenue	$408,725	$298,979	$772,115	$566,271
Gross profit	$342,964	$249,197	$644,075	$471,304
Gross margin	*83.9%*	*83.3%*	*83.4%*	*83.2%*
Operating income (loss)	$41,841	($3,169)	$37,286	($3,361)
Operating margin	*10.2%*	*(1.1%)*	*4.8%*	*(0.6%)*
Net income (loss)	$124,074	$45,185	$193,394	($197,260)
Net income (loss) per share - diluted	$0.49	$0.18	$0.77	($0.83)
Cash flow from operations	$218,365	$130,436	$294,556	$215,365
Non-IFRS Results				
Gross profit	$356,544	$260,023	$670,855	$491,000
Gross margin	*87.2%*	*87.0%*	*86.9%*	*86.7%*
Operating income	$125,419	$74,784	$210,375	$137,311
Operating margin	*30.7%*	*25.0%*	*27.2%*	*24.2%*
Net income	$93,895	$61,695	$163,902	$110,921
Net income per share - diluted	$0.37	$0.25	$0.65	$0.45
Free cash flow	$201,998	$122,629	$264,406	$196,842

A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release or posted on our Investor Relations website.

Second quarter fiscal 2020 results

We're pleased with our strong financial performance in Q2. More importantly, we're proud of the progress we're making towards our long-term goals. Highlights include:

- Overall subscription revenue, which is primarily cloud driven, grew 50% year-over-year. Subscription revenue continued to grow at more than double the rate of maintenance and license revenue. All cloud products showed strong growth year-over-year.
- We posted record levels of operating profit and free cash flow this quarter. In particular, we were pleased by continued gross margin improvement even as we scale our cloud business.

ATLASSIAN Q2 FY20

11

As Mike and Scott referenced, we also found areas where we can improve execution as we scale our predictable business model:

- In September, we announced price changes on specific products, driving stronger than anticipated Q2 revenue growth. Higher demand was driven by both early renewals and new sales. Our channel partners in particular drove this strength. Sales were pulled forward from both the second half of fiscal 2020, as well as fiscal 2021.
- In Q2, we did not meet our ambitious expense and headcount growth goals, especially within R&D. With respect to R&D expenses, we consciously paused certain areas of R&D hiring so that specific development teams could focus on improving cloud product performance. In addition, we chose to defer some sales and marketing expenses into the second half of fiscal 2020. We are now better positioned to increase our R&D headcount and marketing spend in the second half of the fiscal year. In total, these decisions resulted in approximately a 3 percentage point benefit to non-IFRS operating margin during the quarter.

Revenue

Total revenue for Q2'20 was $408.7 million, up 37% year-over-year.

Revenue by line item in Q2'20:

- Subscription revenue was $228.7 million, up 50% year-over-year.
- Maintenance revenue was $116.9 million, up 20% year-over-year.
- License revenue was $29.1 million, up 13% year-over-year.
- Other revenue was $34.1 million, up 45% year-over-year.



Total Revenue
U.S. $ in millions (Y/Y growth rate in %)
$267
37%
Q1'19
$299
39%
Q2'19
$309
38%
Q3'19
$335
36%
Q4'19
$363
36%
Q1'20
$409
37%
Q2'20

ATLASSIAN Q2 FY20

12

Revenue by type $409 U.S. $ in millions (Y/Y growth rate in %) $363 $335 13% $309 $299 13% 5% $267 12% 20% 20% 19% 12% 21% 20% 21% 22% 50% 50% 57% 50% 55% 56% Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Subscription Maintenance Perpetual License Other MarginsSecond and operating quarter of fiscal expenses 2020 margins and operating expense summary (in thousands, except per share data and percentage) Q2'20 Q2'19 Gross margin IFRS gross margin 83.9% 83.3% Non-IFRS gross margin 87.2% 87.0% Total operating expenses IFRS operating expenses $301,123 $252,366 Non-IFRS operating expenses $231,125 $185,239 Research and development expenses IFRS research and development expenses $172,420 $131,364 Non-IFRS research and development expenses $126,400 $98,367 % of total revenues 30.9% 32.9% Marketing and sales expenses IFRS marketing and sales expenses $69,263 $68,950 Non-IFRS marketing and sales expenses $54,464 $48,732 % of total revenues 13.3% 16.3% General and administrative expenses IFRS general and administrative expenses $59,440 $52,052 Non-IFRS general and administrative expenses $50,261 $38,140 % of total revenues 12.3% 12.8% Operating income IFRS operating income (loss) $41,841 $(3,169) Non-IFRS operating income $125,419 $74,784 % of total revenues 30.7% 25.0% Headcount  Total employee headcount was 4,098 at the end of Q2’20, an increase of 171 employees since the end of Q1’20. The increase was across all major organizations, with the majority in R&D. Q2 FY20 13

Net income IFRS net income was $124.1 million, or $0.49 per diluted share, for Q2’20 compared with IFRS net income of $45.2 million, or $0.18 per diluted share, for Q2’19. Non-IFRS net income was $93.9 million, or $0.37 per diluted share, for Q2’20 compared with non-IFRS net income of $61.7 million, or $0.25 per diluted share, for Q2’19. Balance sheet Atlassian finished Q2’20 with $1.9 billion in cash and cash equivalents and short-term investments. Free cash flow Cash flow from operations for Q2’20 was $218.4 million, while capital expenditures totaled $7.0 million and payments of lease obligations totaled $9.4 million, resulting in free cash flow of $202.0 million. Free cash flow margin for Q2’20, defined as free cash flow as a percentage of revenue, was 49.4%. Q2 FY20 14

Financial targets for Q3'20 and Fiscal 2020 Financial Targets IFRS Three Months Ending Fiscal Year Ending March 31, 2020 June 30, 2020 Revenue $395 to $399 million $1,590 million to $1,600 million Gross margin 82% 82.5% to 83% Operating margin (8%) (2%) to (1%) Net (loss) income per share - diluted ($0.19) $0.48 to $0.54 Weighted-avg. shares used in computing diluted IFRS net (loss) income per share 244 million to 246 million 252 million to 253 million Cash flow from operations not provided $535 million to $545 million Non-IFRS Three Months Ending Fiscal Year Ending March 31, 2020 June 30, 2020 Gross margin 85% 85.5% to 86% Operating margin 16% 21% to 22% Net income per share - diluted $0.20 $1.03 to $1.09 Weighted-avg. shares used in computing diluted non-IFRS net income per share 251 million to 253 million 252 million to 253 million Free cash flow not provided $475 million to $485 million Operating margin We anticipate that our operating margin will be lower in 2H FY20. We typically implement annual salary increases for employees during Q3 and the annual reset of employee payroll taxes occurs with the beginning of the new calendar year. Additionally, as previously mentioned above, there are certain R&D investments and S&M expenses that we now expect to occur in 2H FY20. Net income and net income per share Our fiscal 2020 targets for IFRS and non-IFRS net income and net income per diluted share assume other income will be approximately $15 million in fiscal 2020. This is based on assumptions of: • Our current holdings of cash and cash equivalents, and short-term investments. • The estimated interest income we expect to receive in fiscal 2020 from investing the cash and cash equivalents, and short-term investments. • The cash interest expense related to the notes. • Interest expense related to leases for our facilities. These assumptions exclude the non-coupon impact of the exchangeable senior notes and capped calls. Free cash flow Our free cash flow target for fiscal 2020 assumes estimated capital expenditures to be approximately $30 million during the fiscal year, due to investments in new leased facilities, and estimated lease obligation payments to be approximately $30 million. Q2 FY20 15

ATLASSIAN CORPORATION PLC

Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2019	2018	2019	2018
Revenues:				
Subscription	$ 228,684	$ 152,500	$ 429,779	$ 286,565
Maintenance	116,877	97,161	226,948	189,897
Perpetual license	29,051	25,778	53,795	47,617
Other	34,113	23,540	61,593	42,192
Total revenues	408,725	298,979	772,115	566,271
Cost of revenues (1) (2)	65,761	49,782	128,040	94,967
Gross profit	342,964	249,197	644,075	471,304
Operating expenses:				
Research and development (1) (2)	172,420	131,364	348,302	255,744
Marketing and sales (1) (2)	69,263	68,950	137,306	121,212
General and administrative (1)	59,440	52,052	121,181	97,709
Total operating expenses	301,123	252,366	606,789	474,665
Operating income (loss)	41,841	(3,169)	37,286	(3,361)
Other non-operating income (expense), net	104,214	32,592	186,449	(204,656)
Finance income	8,100	7,659	17,212	14,925
Finance costs	(12,364)	(10,019)	(24,691)	(19,921)
Income (loss) before income tax (expense) benefit	141,791	27,063	216,256	(213,013)
Income tax (expense) benefit	(17,717)	18,122	(22,862)	15,753
Net income (loss)	$ 124,074	$ 45,185	$ 193,394	$ (197,260)
Net income (loss) per share attributable to ordinary shareholders:				
Basic	$ 0.51	$ 0.19	$ 0.79	$ (0.83)
Diluted	$ 0.49	$ 0.18	$ 0.77	$ (0.83)
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:				
Basic	244,203	237,740	243,497	236,979
Diluted	250,960	247,255	250,950	236,979

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,	
	2019	2018	2019	2018
Cost of revenues	$ 4,407	$ 3,766	$ 9,119	$ 7,285
Research and development	45,978	32,976	94,917	59,822
Marketing and sales	10,874	9,850	21,505	17,611
General and administrative	9,179	13,912	22,193	24,166

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,	
	2019	2018	2019	2018
Cost of revenues	$ 9,173	$ 7,060	$ 17,661	$ 12,411
Research and development	42	21	83	21
Marketing and sales	3,925	10,368	7,611	19,356

ATLASSIAN Q2 FY20

16

ATLASSIAN CORPORATION PLC Consolidated statements of financial position (U.S. $ in thousands)  December 31, 2019 June 30, 2019 (unaudited) Assets Current assets: Cash and cash equivalents $ 1,239,725 $ 1,268,441 Short-term investments 697,658 445,046 Trade receivables 123,663 82,525 Tax receivables 1,881 707 Derivative assets 226,348 215,156 Prepaid expenses and other current assets 45,741 30,236 Total current assets 2,335,016 2,042,111 Non-current assets: Property and equipment, net 83,268 81,459 Deferred tax assets 13,002 17,084 Goodwill 632,817 608,907 Intangible assets, net 141,520 150,975 Right-of-use assets, net 237,655 — Other non-current assets 59,896 76,722 Total non-current assets 1,168,158 935,147 Total assets $ 3,503,174 $ 2,977,258 Liabilities Current liabilities: Trade and other payables $ 151,911 $ 159,487 Tax liabilities 20,942 11,703 Provisions 9,512 8,983 Deferred revenue 533,820 440,954 Lease obligations 35,285 — Derivative liabilities 672,923 855,005 Current portion of exchangeable senior notes, net 871,166 853,576 Total current liabilities 2,295,559 2,329,708 Non-current liabilities: Deferred tax liabilities 10,212 13,872 Provisions 7,064 6,082 Deferred revenue 44,379 27,866 Lease obligations 250,812 — Other non-current liabilities 140 34,263 Total non-current liabilities 312,607 82,083 Total liabilities 2,608,166 2,411,791 Equity Share capital 24,478 24,199 Share premium 459,114 458,166 Other capital reserves 964,267 816,660 Other components of equity 19,493 32,079 Accumulated deficit (572,344) (765,637) Total equity 895,008 565,467 Total liabilities and equity $ 3,503,174 $ 2,977,258 Q2 FY20 17

ATLASSIAN CORPORATION PLC Consolidated statements of cash flows (U.S. $ in thousands) (unaudited) Three Months Ended Six Months Ended December 31, December 31, 2019 2018 2019 2018 Operating activities Income (loss) before income tax (expense) benefit $ 141,791 $ 27,063 $ 216,256 $ (213,013) Adjustments to reconcile loss before income tax (expense) benefit to net cash provided by operating activities: Depreciation and amortization 17,753 20,685 34,410 38,100 Depreciation of right-of-use assets 8,869 — 17,227 — Gain on sale of investments and other assets (217) (2,357) (264) (2,347) Net unrealized gain on investments — (47) — (47) Net unrealized foreign currency loss 3,183 530 946 108 Share-based payment expense 70,438 60,504 147,734 108,884 Net unrealized (gain) loss on exchange derivative and capped call transactions (106,423) (31,348) (188,526) 205,005 Amortization of debt discount and issuance cost 8,848 8,433 17,590 16,766 Interest income (8,099) (7,545) (17,211) (14,811) Interest expense 3,516 1,585 7,099 3,155 Changes in assets and liabilities: Trade receivables (24,276) (17,769) (41,113) (23,140) Prepaid expenses and other assets 2,227 (18,885) (6,370) (17,207) Trade and other payables, provisions and other non-current liabilities 26,320 32,252 (5,509) 17,974 Deferred revenue 77,223 51,097 108,779 72,745 Interest received 7,591 6,981 16,270 13,721 (Income tax paid) tax refunds received, net (10,379) (743) (12,762) 9,472 Net cash provided by operating activities 218,365 130,436 294,556 215,365 Investing activities Business combinations, net of cash acquired (37,168) (263,554) (37,983) (263,554) Purchases of intangible assets — — — (850) Purchases of property and equipment (7,010) (7,807) (13,123) (18,523) Proceeds from sales of property, equipment and intangible assets — 3,000 — 3,721 Purchases of investments (263,122) (129,948) (586,878) (194,389) Proceeds from maturities of investments 70,569 93,581 193,018 185,914 Proceeds from sales of investments 82,942 151 141,961 5,672 Increase in restricted cash — (552) — (552) Net cash used in investing activities (153,789) (305,129) (303,005) (282,561) Financing activities Proceeds from exercise of share options 331 707 986 1,704 Payment of exchangeable senior notes issuance costs — — — (410) Payments of lease obligations (9,357) — (17,027) — Interest paid (3,125) (3,194) (3,125) (3,194) Net cash used in financing activities (12,151) (2,487) (19,166) (1,900) Effect of exchange rate changes on cash and cash equivalents 109 (11) (1,101) (654) Net increase (decrease) in cash and cash equivalents 52,534 (177,191) (28,716) (69,750) Cash and cash equivalents at beginning of period 1,187,191 1,517,780 1,268,441 1,410,339 Cash and cash equivalents at end of period $ 1,239,725 $ 1,340,589 $ 1,239,725 $ 1,340,589 Q2 FY20 18

ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2019	2018	2019	2018
Gross profit				
IFRS gross profit	$ 342,964	$ 249,197	$ 644,075	$ 471,304
Plus: Share-based payment expense	4,407	3,766	9,119	7,285
Plus: Amortization of acquired intangible assets	9,173	7,060	17,661	12,411
Non-IFRS gross profit	$ 356,544	$ 260,023	$ 670,855	$ 491,000
Operating income				
IFRS operating income (loss)	$ 41,841	$ (3,169)	$ 37,286	$ (3,361)
Plus: Share-based payment expense	70,438	60,504	147,734	108,884
Plus: Amortization of acquired intangible assets	13,140	17,449	25,355	31,788
Non-IFRS operating income	$ 125,419	$ 74,784	$ 210,375	$ 137,311
Net income				
IFRS net income (loss)	$ 124,074	$ 45,185	$ 193,394	$ (197,260)
Plus: Share-based payment expense	70,438	60,504	147,734	108,884
Plus: Amortization of acquired intangible assets	13,140	17,449	25,355	31,788
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	(97,575)	(22,915)	(170,936)	221,771
Less: Income tax effects and adjustments	(16,182)	(38,528)	(31,645)	(54,262)
Non-IFRS net income	$ 93,895	$ 61,695	$ 163,902	$ 110,921
Net income per share				
IFRS net income (loss) per share - diluted	$ 0.49	$ 0.18	$ 0.77	$ (0.83)
Plus: Share-based payment expense	0.28	0.24	0.59	0.47
Plus: Amortization of acquired intangible assets	0.05	0.07	0.10	0.13
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	(0.39)	(0.08)	(0.68)	0.90
Less: Income tax effects and adjustments	(0.06)	(0.16)	(0.13)	(0.22)
Non-IFRS net income per share - diluted	$ 0.37	$ 0.25	$ 0.65	$ 0.45
Weighted-average diluted shares outstanding				
Weighted-average shares used in computing diluted IFRS net income (loss) per share	250,960	247,255	250,950	236,979
Plus: Dilution from share options and RSUs (1)	—	—	—	10,066
Weighted-average shares used in computing diluted non-IFRS net income per share	250,960	247,255	250,950	247,045
Free cash flow				
IFRS net cash provided by operating activities	$ 218,365	$ 130,436	$ 294,556	$ 215,365
Less: Capital expenditures	(7,010)	(7,807)	(13,123)	(18,523)
Less: Payments of lease obligations	(9,357)	—	(17,027)	—
Free cash flow (2)	$ 201,998	$ 122,629	$ 264,406	$ 196,842

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the six months ended December 31, 2018 because the effect would have been anti-dilutive.

(2) As a result of our adoption of IFRS 16, Leases, on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change.

ATLASSIAN Q2 FY20

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ATLASSIAN CORPORATION PLC Reconciliation of IFRS to non-IFRS financial targets (U.S. $) Three Months Ending Fiscal Year Ending March 31, 2020 June 30, 2020 Revenue $395 to $399 million $1,590 million to $1,600 million IFRS gross margin 82% 82.5% to 83% Plus: Share-based payment expense 1 1 Plus: Amortization of acquired intangible assets 2 2 Non-IFRS gross margin 85% 85.5% to 86% IFRS operating margin (8%) (2%) to (1%) Plus: Share-based payment expense 22 20 Plus: Amortization of acquired intangible assets 2 3 Non-IFRS operating margin 16% 21% to 22% IFRS net (loss) income per share - diluted ($0.19) $0.48 to $0.54 Plus: Share-based payment expense 0.34 1.25 Plus: Amortization of acquired intangible assets 0.04 0.17 Plus: Non-coupon impact related to exchangeable senior notes and capped calls 0.04 (0.61) Less: Income tax effects and adjustments (0.03) (0.26) Non-IFRS net income per share - diluted $0.20 $1.03 to $1.09 Weighted-average shares used in computing diluted IFRS net (loss) income per share 244 million to 246 million 252 million to 253 million Dilution from share options and RSUs (1) 7 million — Weighted-average shares used in computing diluted non-IFRS net income per share 251 million to 253 million 252 million to 253 million IFRS net cash provided by operating activities $535 million to $545 million Less: Capital expenditures (30 million) Less: Payments of lease obligations (30 million) Free cash flow (2) $475 million to $485 million (1) The effect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending March 31, 2020 because the effect would be anti-dilutive. (2) As a result of our adoption of IFRS 16, Leases, on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change. Q2 FY20 20

FORWARD-LOOKING STATEMENTS This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, go-to-market model, Atlassian Marketplace, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share and free cash flow. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com. ABOUT NON-IFRS FINANCIAL MEASURES Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period- to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies. Our non-IFRS financial measures include: • Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets. • Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and from fiscal 2020, with the adoption of IFRS 16, Leases, payments of lease obligations are also deducted. Our non-IFRS financial measures reflect adjustments based on the items below: • Share-based compensation. • Amortization of acquired intangible assets. • Non-coupon impact related to exchangeable senior notes and capped calls: • Amortization of notes discount and issuance costs. • Mark to fair value of the exchangeable senior notes exchange feature. • Mark to fair value of the related capped call transactions. • The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets. • Capital expenditures and payments of lease obligations. We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share- based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period. Q2 FY20 21

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.   Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow: • As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations. • For planning purposes, including the preparation of our annual operating budget. • To allocate resources to enhance the financial performance of our business. • To evaluate the effectiveness of our business strategies. • In communications with our Board of Directors concerning our financial performance.  The tables in this shareholder letter titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS. We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. ABOUT ATLASSIAN Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 164,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify, and NASA - use Atlassian's project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products including Jira Software, Confluence, Trello, Bitbucket, Opsgenie, Jira Service Desk, and Jira Align at https:// atlassian.com. Investor relations contact: Matt Sonefeldt, IR@atlassian.com  Media contact: Jake Standish, press@atlassian.com Q2 FY20 22